ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

28 April 2011

Director/PDMR Shareholding

Reed Elsevier announces that the following non-executive director has purchased securities in Reed Elsevier as noted below:

Name	Date purchased	Securities purchased	Price paid per	Securities held
			security	following purchase
Robert Polet	27 April 2011	1,000 Reed Elsevier PLC ordinary shares	525.5p	1,000 Reed Elsevier PLC ordinary shares